DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com
T 404.736.7863 F 404.682.7863

October 14, 2025

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDA Private Access Fund; File Nos. 333-288602 and 811-24101

Ladies and Gentlemen:

On behalf of IDA Private Access Fund (the “Trust”), we hereby electronically file pre-effective amendment 1 to its Registration Statement on Form N-2 (the “Amendment”). The Amendment is being filed for the purpose of responding to comments from the staff on its Registration Statement on Form N-2 filed on July 10, 2025 and other minor and conforming changes.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP